ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2010
(In United States dollars unless stated otherwise)

INTRODUCTION

This discussion and analysis of financial position, results of operations and cash flows ("MD&A") of Entrée Gold Inc. (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2009. Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com. The effective date of this MD&A is August 13, 2010. The annual financial statements accompanying this MD&A have been prepared by the Company in conformity with generally accepted accounting principles in the United States of America ("US GAAP").

In this MD&A, all dollar amounts are expressed in United States dollars, unless otherwise specified such as "Cdn $" or "C$" for Canadian dollars. All references to "common shares" refer to the common shares in the Company's capital stock.

As used in this MD&A, the terms "we", "us", "our", the "Company" and "Entrée" mean Entree Gold Inc. and the Company's wholly-owned subsidiaries, unless otherwise indicated. Entrée's principal wholly-owned subsidiary companies are:

- Entrée LLC, a Mongolian limited liability company,
- Entrée Resources LLC, a Mongolian limited liability company,
- Entrée U.S. Holdings Inc., a British Columbia corporation;
- Entrée Gold (US) Inc., an Arizona corporation,
- Beijing Entrée Minerals Technology Company Limited, a wholly-foreign owned enterprise (WFOE) in China;
- PacMag Metals Limited an Australian corporation, and,
- Entrée Australia Pty Ltd., an Australian corporation.

This MD&A contains forward-looking statements. These statements relate to future events or future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled "Risk Factors" that may cause the Company's or the mining industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements are made as of the date of this MD&A and we do not intend to update such forward-looking statements, except as required by law.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance or achievements.

Robert Cann, P.Geo., Entrée's Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this MD&A.

Cautionary Note to U.S. Investors concerning estimates of Inferred and Indicated Resources.

*This document uses the term "Inferred and Indicated Mineral Resources." We advise U.S investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred and Indicated Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the Inferred and Indicated Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred and Indicated Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that part or all of an Inferred and Indicated Mineral Resource exists, or is economically or legally mineable.***

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2010
(In United States dollars unless stated otherwise)

CORPORATE INFORMATION

Our corporate headquarters are located in Vancouver, British Columbia. Operations are conducted out of local offices in Mongolia, the United States of America, China, Australia and Canada. The Company also contracts office space in each country. Entrée is in sound financial condition and well positioned to build upon the value of the Company. As part of the Company's ongoing strategy, management is also actively seeking quality acquisitions to complement the Company's existing portfolio.

LISTING OF COMMON STOCK ON OTHER STOCK EXCHANGES

Trading of our shares of common stock commenced on the NYSE Amex effective July 18, 2005, under the trading symbol "EGI'. On April 24, 2006, Entrée began trading on the Toronto Stock Exchange and discontinued trading on the TSX Venture Exchange. The trading symbol remained "ETG". The Company is also traded on the Frankfurt Stock Exchange, under the trading symbol "EKA", and "WKN 121411".

OVERVIEW AND OPERATIONS UPDATE

We are an exploration stage resource company engaged in exploring mineral resource properties. We have development and exploration properties in Mongolia, the United States, China, Australia, and Canada. Our principal assets are on our property in Mongolia which hosts a copper-gold porphyry system with NI.43-101 compliant probable reserves as well as indicated and inferred resources. To complement these assets, we recently acquired a substantial copper resource in Nevada through the acquisition of PacMag Metals Limited.

PacMag Metals Limited Transaction

In June 2010, the Company closed a transaction with PacMag Metals Limited ("PacMag"), whereby the Company acquired all of the outstanding shares and options of PacMag through Australian Schemes of Arrangement. Implementation of the Schemes was overwhelmingly supported by the Shareholders and Optionholders of PacMag on June 4, 2010 and final approval was granted by the Federal Court of Australia on June 15, 2010, with the Schemes becoming effective on June 16, 2010. All regulatory and administrative matters were addressed and the transaction closed as of June 30, 2010. Consideration for the PacMag shares acquired were payable with a combination of Entrée shares and cash, with the cash consideration calculated using the Bank of Canada noon rate as of the Effective Date, which was June 16, 2010. Trading of PacMag shares on the Australian Securities Exchange ("ASX") was suspended as of June 16, 2010. Each PacMag shareholder received 0.1018 Entrée shares and CAD$0.0415 (AUD$0.0469) cash for each PacMag share. In addition, Entrée acquired all outstanding PacMag options for aggregate consideration of 293,610 shares and CAD$387,479. The aggregate consideration payable by Entrée for all PacMag shares and options was 15,020,801 Entrée shares and CAD$6,533,000. With the acquisition of PacMag, Entrée acquired the Ann Mason property located in the Yerington district of Nevada, thereby consolidating its land position in this prospective copper camp. The acquisition of PacMag also brought other projects in South Australia, Western Australia, Nevada, North Dakota and Arizona into the Company's portfolio.

MONGOLIA

In Mongolia, the Company holds three mining licences granted by the Mineral Resources Authority of Mongolia and held through wholly-owned subsidiary companies. Two of the mining licences (Shivee Tolgoi and Javhlant) have been registered in the name of our Mongolian subsidiary, Entrée LLC, while the Togoot mining licence, granted June 24, 2010, has been registered in the name of Entrée Resources LLC. These three mining licences collectively comprise the Lookout Hill property.

(In United States dollars unless stated otherwise)

Lookout Hill Property

The beneficial ownership of the Shivee Tolgoi, Javhlant and Togoot mining licences which comprise the Lookout Hill Property (see figure below) is divided between Entrée and the Entrée-Ivanhoe Joint Venture as described below:

- The Entrée-Ivanhoe Joint Venture beneficially holds 39,864 hectares consisting of the eastern portion of Shivee Tolgoi and all of Javhlant ("Joint Venture Property") and is governed by a joint venture agreement between Entrée and Oyu Tolgoi LLC (a subsidiary of Ivanhoe Mines Ltd.), and (collectively, "Ivanhoe Mines"). The Joint Venture Property is contiguous with, and on three sides (to the north, east and south) surrounds Ivanhoe Mines' Oyu Tolgoi Project. The Joint Venture Property hosts the Hugo North Extension Deposit and the Heruga Deposit.
- The portion of the Shivee Tolgoi mining licence outside of the Joint Venture Property ("Shivee West") covers an area of 35,242 hectares. Shivee West is 100% owned by Entrée and subject to a first right of refusal by Ivanhoe Mines.
- The recently granted Togoot mining licence ("Togoot") of 14,031 ha covers a portion of the former exploration licence, and contains the Nomkhon Bohr coal deposit. Ivanhoe Mines retains a first right of refusal.

The illustration below depicts the different areas of Lookout Hill:



~80 km to Tavan Tolgoi
Nomkhon Bohr
Togoot Mining Licence (MV-015603)
Tavan Tolgoi - China Coal Road
N
MONGOLIA
Former Togoot Exploration Licence
Shivee Tolgoi Mining Licence (15226A)
Shivee Tolgoi Mining Licence (15226A)
Zone III
Ulaan Khud
HUGO NORTH EXTENSION DEPOSIT
Shivee West Trend
Oyu Tolgoi Trend
Ivanhoe Mines Oyu Tolgoi Project
HERUGA DEPOSIT
Javhlant Mining Licence (15225A)
~100 km to China
LEGEND
Copper Gold Occurence
Coal Prospect
Mineral Deposits
IP Chargeability Anomalies
Entrée 100% Licences (~49,000 hectares)
Entrée - Ivanhoe Joint Venture Property (~40,000 hectares)
LOOKOUT HILL PROPERTY
0
10 km
SCALE

Entree-Ivanhoe Joint Venture

An important development in the Company's history took place in October 2004 when Entrée entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Ivanhoe Mines, title holder of the Oyu Tolgoi copper-gold project. The Oyu Tolgoi mining licence is located adjacent to and is surrounded by Entrée's

(In United States dollars unless stated otherwise)

Lookout Hill property, as illustrated in the map above. The Earn-In Agreement was subsequently assigned to a subsidiary of Ivanhoe Mines Ltd., Oyu Tolgoi LLC.

The Earn-in Agreement provided that Ivanhoe Mines would have the right, subject to certain conditions outlined in the Earn-in Agreement, to earn a participating interest in a mineral exploration project and, if warranted, a development and mining project on a portion of the Lookout Hill property ("Entrée-Ivanhoe Project Property"). Ivanhoe Mines undertook an aggressive exploration program, which established the presence of two significant resources on the Entrée-Ivanhoe Project Property: the Hugo North Extension immediately to the north of Oyu Tolgoi and the Heruga Deposit immediately to the south of Oyu Tolgoi.

Ivanhoe Mines completed its earn-in obligations by June 30, 2008 by expending a total of $35 million on exploration on the Entrée-Ivanhoe Project Property, which is now called the Joint Venture Property. In accordance with the Earn-In Agreement, Entrée and Ivanhoe Mines formed the Entrée-Ivanhoe Joint Venture. Ivanhoe Mines has earned an 80% interest in minerals deeper than 560 metres below the surface and a 70% interest in minerals above that level.

Under the terms of the Entrée-Ivanhoe Joint Venture, Entrée may be carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from its sale of product. Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entrée's share of products in a month less Entrée's share of costs of operations for the month.

Certain of Ivanhoe Mines' rights and obligations under the Earn-In Agreement, including a right to nominate one member of Entrée's Board of Directors, a pre-emptive right to enable them to preserve their ownership percentage in the Company, and an obligation to vote their shares as Entrée's Board of Directors directs on certain matters, expired with the formation of the joint venture. Ivanhoe Mines' right of first refusal to the remainder of Lookout Hill is maintained.

As of June 30, 2010, the Entrée-Ivanhoe Joint Venture had expended approximately $3.2 million on the Joint Venture Property. Ivanhoe Mines has contributed Entrée's 20% portion of the expenditures as an advance against future earnings.

Investment by Ivanhoe Mines and Rio Tinto in Entrée Gold Inc.

The discovery of high grade mineralization at Hugo North Extension, announced in May 2005, attracted the attention of Rio Tinto. Shortly thereafter Rio Tinto took part in a private placement in the Company and became its largest shareholder. The following year, Rio Tinto became a large shareholder in Ivanhoe Mines.

At June 30, 2010, Ivanhoe Mines owned approximately 12.2% of Entrée's issued and outstanding shares.

At June 30, 2010, Rio Tinto owned approximately 13.1% of Entrée's issued and outstanding shares.

Investment by Rio Tinto in Ivanhoe Mines

In October 2006, Rio Tinto announced that it had agreed to invest up to $1.5 billion to acquire up to a 33.35% interest in Ivanhoe Mines. The proceeds from this investment were targeted to fund the joint development of the Oyu Tolgoi copper-gold project the "Oyu Tolgoi Project"). An initial tranche of $303 million was invested to acquire 9.95% of Ivanhoe Mines' shares. It was further announced in September 2007, that Rio Tinto would provide Ivanhoe Mines Ltd. with a convertible credit facility of $350 million for interim financing for the Oyu Tolgoi copper-gold project in Mongolia.

Rio Tinto announced in October 2009 that it had notified Ivanhoe Mines that it intended to complete the Tranche 2 private placement financing (as defined within the agreement from October 2006). With the completion of this financing, which totaled US$388 million, Rio Tinto increased its equity ownership in Ivanhoe Mines to 19.7%. In February 2010, Rio Tinto, through subsidiaries, agreed to invest a further $232,400,000 to acquire 15,000,000 common shares in satisfaction of the purchase price for key mining and milling equipment for the Oyu Tolgoi mining complex.

(In United States dollars unless stated otherwise)

The investment in February increased Rio Tinto's ownership to 22.4% of Ivanhoe Mines outstanding common shares. In June 2010, Rio Tinto exercised warrants in Ivanhoe Mines and increased its ownership in Ivanhoe to 29.6% of the issued and outstanding shares. These investments and amendments to the previous agreement allowed Rio Tinto to acquire up to 46.65% of Ivanhoe Mines through the exercise of warrants and open-market transactions. A stand-still is in effect until October 2011, which restricts Rio Tinto from acquiring more than 46.65%.

The importance of Rio's investment into Ivanhoe for Entrée is that a portion of the proceeds will be used in the exploration and development of the joint venture property.

Investment Agreement and Integrated Development Plan

In August 2009, the Mongolian Parliament approved amendments to four laws, including the insertion of a sunset provision to cancel the three-year-old, 68% windfall profits tax on copper and gold effective January 1, 2011. These amendments allowed the Mongolian government, Ivanhoe Mines and Rio Tinto to conclude the negotiations necessary to finalize the long awaited investment agreement ("Investment Agreement").

In October 2009, Ivanhoe Mines, Oyu Tolgoi LLC and Rio Tinto International Holdings Ltd. signed an Investment Agreement with the Mongolian government. The Investment Agreement took legal effect on March 31, 2010. The Investment Agreement regulates the relationship among these parties and stabilizes the long term tax, legal, fiscal, regulatory and operating environment to support the development of the Oyu Tolgoi Project. The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences. The Shivee Tolgoi mining licence includes Shivee West, which is 100% owned by Entrée.

The Investment Agreement specifies that Ivanhoe Mines' Oyu Tolgoi licences and its interest in the Entrée-Ivanhoe Joint Venture Property, as specified in the contract area, will be held by Oyu Tolgoi LLC, a Mongolian subsidiary company owned 34% by the Mongolian government and 66% by Ivanhoe Mines.

In May 2010, Ivanhoe Mines issued an updated mine plan or Integrated Development Plan ("IDP10") outlining the current scenario for the next phases of development and eventual open-pit and underground mining anticipated to begin in 2013. Current reserves and resources are sufficient to support mining for approximately 60 years. Potential exists to expand these resources, particularly on the Joint Venture Property.

Ivanhoe Mines released the 2010 Integrated Development Plan ("IDP10") for the Oyu Tolgoi mining complex on May 11, 2010. IDP10 declares the first underground mineral reserves and provides an overview of the future exploration, development and production possibilities for the Hugo North deposit, including Entrée's Hugo North Extension deposit. The Probable Reserve for Hugo North Extension (see Table 1) totals 27 million tonnes grading 1.85% copper and 0.72 g/t gold. Previously reported resources for Hugo North Extension and Heruga are shown in Table 2 below.

Table 1. Hugo North Extension Mineral Reserve, May 2010 Entrée – Ivanhoe Mines Joint Venture						
Deposit	Ore (Mt)	NSR (US$/t)	Cu (%)	Au (g/t)	**Recovered Metal**	
					Copper (lb)	Gold (oz)
Hugo Dummett Deposit						
Probable Shivee Tolgoi (Hugo North Extension)	27	55.57	1.85	0.72	1 032 000 000	531 000

Notes:

- Metal prices used for calculating the Hugo North Underground NSR are copper US$1.50/lb, gold US$640/oz, and silver US$10.50/oz based on long term metal price forecasts at the beginning of the mineral reserve work. The analysis indicates that the mineral reserve is still valid at these metal prices.

- The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

- For the underground block cave, all material within the shell has been converted to mineral reserve; this includes low grade Indicated and Inferred material assigned zero grade and treated as dilution.

- Only indicated resources were used to report probable reserves.

- Entrée– Ivanhoe Mines Joint Venture includes a portion of the Shivee Tolgoi licence and the Javhlant licence. The Shivee Tolgoi licence is held by Entrée Gold and is planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% and Entrée Gold will receive 20% of cash flows after capital and operating costs.

Table 2. Entrée-Ivanhoe Mines Joint Venture Mineral Resources (0.6% CuEq cut-off), based on Technical Report March 2010							
Deposit	Tonnage (t)	Copper (%)	Gold (g/t)	CuEq (%)	**Contained Metal**		
					Copper (000 lb)	Gold (oz)	CuEq (000 lb)
Hugo North Extension Deposit							
Indicated Shivee Tolgoi (Hugo North)	117 000 000	1.80	0.61	2.19	4 640 000	2 290 000	5 650 000
Inferred Shivee Tolgoi (Hugo North)	95 500 000	1.15	0.31	1.35	2 420 000	950 000	2 840 000
Heruga Deposit							
Inferred Heruga Javhlant	910 000 000	0.48	0.49	0.87	9 570 000	14 300 000	17 390 000

Notes:

- Copper Equivalent (CuEq) has been calculated using assumed metal prices of US$1.35/pound for copper, US$650/ounce for gold, and US$10.50 for molybdenum;. The equivalence formula was calculated assuming that gold was 91% of copper recovery. CuEq was calculated using the formula:
  CuEq = %Cu + ((g/t Au*18.98)+(Mo*0.01586))/29.76.

- The contained copper, gold, copper and molybdenum in the tables has not been adjusted for metallurgical recovery.

- The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

- The mineral reserves are not additive to the mineral resources.

- Mineral resources that are not mineral reserves do not have demonstrated economic viability.

- Entrée– Ivanhoe Mines Joint Venture includes a portion of the Shivee Tolgoi licence and the Javhlant licence. The Shivee Tolgoi and Javhlant JV licences are held by Entrée Gold and are planned to be operated by Oyu Tolgoi LLC. Oyu Tolgoi LLC will receive 80% and Entrée Gold will receive 20% of cash flows after capital and operating costs.

Highlights from the IDP10 in relation to Entrée include:

- First reported mineral reserves on Entrée's joint venture ground
- Hugo North Extension reserves have the highest value of all the Oyu Tolgoi deposits; measured as net smelter return ("NSR"),
- Development mining of Hugo North Extension (Lift 1) to begin Year 4, with full production commencing in Year 11
- Mining of Heruga as proposed in Life of Mine (LOM) Sensitivity Case could commence in Year 27
- Other alternative mining scenarios consider earlier production from Heruga – as early as Year 7.
- Entrée's ground is a key component of the development and potential further exploration success of the Oyu Tolgoi porphyry system
- Commitment to ongoing exploration of the Oyu Tolgoi trend, with up to 13 km of untested potential on Entrée joint venture ground
- Based on long term metal prices, Entrée's current share of reserves give an NPV(8%) of US$79 million while using current metal prices give an NPV(8%) of US$134 million
- The conceptual LOM Sensitivity Case gives Entrée's production share using long term metal prices an NPV(8%) of US$176 million while current metal prices give an NPV(8%) of US$344 million

ENTRÉE GOLD INC.
MANAGEMENT DISCUSSION AND ANALYSIS
For the Six Months Ended June 30, 2010
(In United States dollars unless stated otherwise)

REVIEW OF OPERATIONS

Results of operations are summarized as follows:

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Depreciation	$ 39,338	$ 38,393	$ 78,763	$ 75,538
General and administrative	769,300	878,679	1,796,726	1,622,386
Interest income	(50,564)	(80,161)	(112,226)	(301,841)
Mineral property interests	2,511,312	2,840,854	3,619,676	4,696,180
Loss from equity investee	153,177	22,454	195,788	22,454
Stock-based compensation	-	25,613	-	1,326,834
Net loss	$ 3,422,563	$ 3,725,832	$ 5,578,727	$ 7,441,551

Mineral properties expenditures are summarized as follows:

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Lookout Hill	$ 1,516,764	$ 1,871,289	$ 2,087,603	$ 3,123,274
Empirical	9,236	76,037	25,753	104,515
Bisbee	28,822	10,363	136,436	82,802
Lordsburg	43,890	468,948	94,559	953,459
HBE - Blackjack	485,309	-	536,255	-
BCE - Roulette	138,209	-	154,406	-
Huaixi	86,044	287,916	271,868	434,934
Other	203,037	126,301	312,795	157,467
Total costs	2,511,312	2,840,854	3,619,676	4,856,451
Less stock-based compensation	-	-	-	(160,271)
Total expenditures, cash	$ 2,511,312	$ 2,840,854	$ 3,619,676	$ 4,696,180

LOOKOUT HILL

Shivee West

The western portion of the Shivee Tolgoi licence is 100% owned by Entrée and the entire licence was converted to a mining licence in late 2009. This area is prospective for copper, gold and molybdenum. Entree has budgeted an initial $4.0 million for exploration on Shivee West during 2010. The proposed program includes detailed geophysics and a minimum 5,000 metres of drilling to test deep geophysical targets and soil geochemical targets within a belt of prospective Devonian rocks identified in earlier programs.

(In United States dollars unless stated otherwise)

Shivee Tolgoi and Javhlant exploration licences were converted to mining licences in October 2009, triggering an immediate licence fee payment of $1.1 million, part of which will be recovered from the joint venture with Ivanhoe Mines.

Togoot

Since 2008, three coal targets have been discovered on Entrée's 100% owned Togoot licence: Nomkhon Bohr, Coking Flats and Khar Suul. These discoveries form part of the rich Permian-age coal basin of Southern Mongolia which includes Tavaan Tolgoi, located approximately 75 kilometres to the northwest. Tavan Tolgoi is reputedly one of the largest undeveloped high quality coal resources in the world.

To May 2009, over 15,000 metres of drilling had been completed on coal targets on the Togoot licence. Nomkhon Bohr lies adjacent to the northern boundary of the licence. The Coking Flats and Khar Suul targets to the southwest of Nomkhon Bohr are at an earlier stage of exploration.

At Nomkhon Bohr, coal seams have been traced over a strike length of 1,200 metres by drilling and trenching. Coal is mostly medium volatile bituminous, high in ash with variable sulphur. Coal-bearing horizons in drill holes can be up to 57 metres in apparent thickness; within these, multiple coal seams are usually present, with drill intercepts from 0.2 metre to 4.5 metres. The coal seams dip moderately to the north. Due to the recessive nature of the coal seams, they often come to surface in shallow valleys where they are concealed by a thin veneer of desert sands. The regional geology has similarities to the large Tavaan Tolgoi coal deposits to the northwest.

The Company's technical team worked with a Mongolian consulting group to prepare an application for conversion of Togoot to a mining licence. A mining licence was issued on June 24, 2010 covering 14,031 hectares of the northwest portion of the former exploration licence. The new mining licence encompasses the coal prospects identified at Nomkhon Bohr.

For the three months ended June 30, 2010, Lookout Hill expenses were $1,516,764 compared to $1,871,289 during the three months ended June 30, 2009 as set out above. For the six months ended June 30, 2010, Lookout Hill expenses were $2,087,603 compared to $3,123,274 during the six months ended June 30, 2009 as set out above. The higher expenses in 2009 resulted from an earlier start to the field season compared to 2010.

UNITED STATES

The Company has interests in properties in Nevada, Arizona and New Mexico, through agreements with HoneyBadger Exploration Inc., Bronco Creek Exploration Inc. and Empirical Discovery LLC.

Entrée's merger with PacMag resulted in the acquisition of several new properties in the United States. The U.S. properties include:

- the Ann Mason copper-molybdenum property in Nevada, including the Ann Mason copper-molybdenum porphyry deposit and the Blue Hills copper oxide target;
- the Sentinel lignite-hosted uranium project in North Dakota;
- the Meadow Valley copper project in Arizona;
- the Rainbow Canyon gold project in Nevada;

Yerington Properties, Nevada

The Yerington Properties include the Ann Mason, Blackjack and Roulette properties in the historic Yerington porphyry copper district of western Nevada.

The Ann Mason property is the most advanced project. Entrée completed an independent NI 43-101 resource on the Ann Mason copper deposit in January 2010. Ann Mason is estimated to contain an inferred resource of 810.4 million tonnes grading 0.40% copper, using a 0.30% copper cut-off. Accompanying molybdenum is estimated at 165.9 million

(In United States dollars unless stated otherwise)

metric tonnes at a grade of 0.01% molybdenum. Based on these figures, the Ann Mason deposit contains approximately 7.1 billion pounds of copper. The property also hosts the Blue Hills copper oxide target, which potentially extends westward onto the ground held under an agreement between Entrée and Honey Badger Exploration Inc. ("HoneyBadger").

A budget of US$2.7 million has been approved to attempt to expand the resource at the Ann Mason deposit, including an IP geophysical survey and deep diamond drilling to test the potential for higher grade mineralization to the west. In addition, a budget of US$1.07 million has also been approved for exploration on the Blue Hills copper oxide zone on the Ann Mason property.

In July 2009, the Company entered into an agreement with HoneyBadger under which Entrée may acquire up to an 80% interest in a portion of the Yerington West Project, known as the Blackjack Property. In September 2009, the Company entered into an agreement with Bronco Creek Exploration Inc. ("Bronco Creek"), a private exploration company now a wholly-owned division of Eurasian Minerals Inc., on the Roulette Property which adjoins HoneyBadger's ground to the south and the Ann Mason property to the west.

The Blackjack and Roulette projects in Nevada are both early stage exploration prospects. A $1.1 million geophysics (Induced Polarization - "IP") and drilling program has been approved for the Blackjack property. The planned drilling consists of 7 holes totaling approximately 2,800 m that will mainly test soil geochemical and IP targets extending west from the Blue Hills target area onto the Blackjack property. The Blue Hills copper oxide prospect straddles the PacMag and HoneyBadger property boundary immediately to the northwest of Ann Mason. The IP geophysical survey was completed and drilling commenced June 1. To June 30, 2010 approximately 546 m of RC drilling and 913 m of diamond drilling had been completed on Blackjack. On the Roulette property, a $0.61 million budget has been approved for drill testing of geological, soil geochemical and geophysical (magnetic) anomalies. Up to four drill holes totaling approximately 2,700 m are proposed. To June 30, 2010, 744 m of RC drilling had been completed. No assay results had been received to that date.

For the three months ended June 30, 2010, Blackjack expenses were $485,309 compared to Nil during the three months ended June 30, 2009 as set out above. For the six months ended June 30, 2010, Blackjack expenses were $536,255 compared to Nil during the six months ended June 30, 2009 as set out above.

For the three months ended June 30, 2010, Roulette expenses were $138,209 compared to Nil during the three months ended June 30, 2009 as set out above. For the six months ended June 30, 2010, Roulette expenses were $154,406 compared to Nil during the six months ended June 30, 2009 as set out above.

Arizona and New Mexico

Empirical

In August 2007, the Company entered into an agreement with Empirical Discovery LLC ("Empirical") to explore for and develop porphyry copper targets in southeastern Arizona and southwestern New Mexico.

Drilling of the Duncan and Gold Hill properties was unsuccessful and these projects are in the process of being terminated. Drilling at Lordsburg, New Mexico, was successful in discovering a new porphyry copper-gold occurrence in an area previously known only for vein-style gold mineralization (see next section below).

The 2007 agreement was amended in August 2009 to include the 1,435 ha (3,545 acre) Oak Grove property, located approximately 45 km northeast of Lordsburg. Work on the Oak Grove property to date has consisted of permitting and negotiation of access agreements.

For the three months ended June 30, 2010, Empirical expenses were $9,236 compared to $76,037 during the three months ended June 30, 2009 as set out above. For the six months ended June 30, 2010, Empirical expenses were $25,753 compared to $104,515 during the six months ended June 30, 2010 as set out above. Little work was completed in the first six months of 2010 due to permitting and logistical delays.

(In United States dollars unless stated otherwise)

Lordsburg

The Lordsburg claims cover 2,013 ha (4,793 acres) adjacent to the historic Lordsburg copper-gold-silver district, New Mexico. The claims were acquired under the 2007 Empirical Discovery agreement.

Copper-gold mineralization at Lordsburg is associated with potassic alteration and sulphide-quartz veining in feldspar porphyry intrusives cutting andesitic volcanic rocks. Mineralization appears best developed in the contact zone between the porphyry and volcanics, where it is hosted in part by an intrusive breccia.

Entrée completed geophysical (IP and AMT), geological and geochemical surveys over the Lordsburg target in the first half of 2008, followed by four widely spaced diamond drill holes totaling 2,563 metres (8,405 feet). One of these holes (EGL-08-002) intersected 310 metres of 0.14% copper and 0.08 g/t gold with intervals of higher grade mineralization up to 0.33% copper and 0.26 g/t gold. Six additional drill holes were completed in 2009 and expanded the mineralized zone.

For the three months ended June 30, 2010, Lordsburg expenses were $43,890 compared to $468,948 during the three months ended June 30, 2009 as set out above. For the six months ended June 30, 2010, Lordsburg expenses were $94,559 compared to $953,459 during the six months ended June 30, 2009 as set out above. There is currently no significant work being completed at Lordsburg. However, the Company has applied for additional drill permits which could allow for a drill program later in 2010. Any additional drilling will be directed towards expanding the existing drill defined copper and gold zone.

Bisbee

In January 2008, the Company entered into a second agreement with Empirical Discovery LLC to explore for buried porphyry copper targets in an area north of Bisbee, Arizona. The Bisbee camp has recorded production of over 8 billion pounds of copper and 3 million ounces of gold. A ground geophysical program has been completed and drill testing of select targets is expected to commence in Q3 or Q4 2010 once environmental permitting is complete.

For the three months ended June 30, 2010, Bisbee expenses were $28,822 compared to $10,363 during the three months ended June 30, 2009 as set out above. For the six months ended June 30, 2010, Bisbee expenses were $136,436 compared to $82,802 during the six months ended June 30, 2009 as set out above. The higher expenses in 2010 resulted from an increase in consulting fees.

AUSTRALIA

The PacMag acquisition resulted in the acquisition of four early stage joint venture properties in Australia. These include:

- the Blue Rose copper-gold-molybdenum Joint Venture in South Australia;
- the Mystique Gold Joint Venture in Western Australia;
- the Corktree Copper Project in Western Australia
- the Northling Copper Joint Venture in Western Australia.

Obligations related to these properties are being met and assessment is ongoing.

CHINA

In November 2007, Entrée entered into an agreement with the Zhejiang No. 11 Geological Brigade to explore for copper within three contiguous exploration licences, totaling approximately 61 square kilometres in Pingyang County, Zhejiang Province, People's Republic of China. Entrée may earn a 78% interest in the Huaixi property by spending $3 million on exploration within four years.

(In United States dollars unless stated otherwise)

A six-hole, 2,660 metre diamond drilling program was completed in January 2010. Variable base metal mineralization was intersected in several holes. A further 1,500 m drill program commenced in mid-July to test a number of additional geological-geophysical-geochemical targets.

For the three months ended June 30, 2010, Huaixi expenses were $86,044 compared to $287,916 during the three months ended June 30, 2009 as set out above. For the six months ended June 30, 2010, Huaixi expenses were $271,868 compared to $434,934 during the six months ended June 30, 2009 as set out above.

CANADA

In September 2009, the Company reached an agreement with Taiga Consultants Ltd. to acquire the Crystal Property; an early-stage copper-molybdenum project in central B.C. Entrée may acquire a 100% interest, subject to a 1% NSR royalty, by completing C$500,000 in exploration expenditures and issuing 100,000 shares. One half of the NSR can be purchased by the Company for C$500,000.

A short prospecting and sampling program was completed in October 2009. In 2010, a $0.39 million geophysical, geochemical and diamond drilling program was approved. An airborne EM and magnetic survey was completed in early-May. The survey identified a number of anomalies which may be related to Cu-Mo mineralization. A follow-up ground mapping and sampling program has commenced to further examine these and other targets on the property.

GENERAL AND ADMINISTRATIVE

For the three months ended June 30, 2010, general and administrative expense before stock-based compensation was $769,300 compared to $878,679 during the three months ended June 30, 2009 as set out above. For the six months ended June 30, 2010, general and administrative expense before stock-based compensation was $1,796,726 compared to $1,622,386 during the six months ended June 30, 2009 as set out above. The increase in 2010 was due to the addition of new financial personnel, salary increases for existing personnel and increased legal fees compared to 2009.

STOCK-BASED COMPENSATION

For the three months ended June 30, 2010, stock-based compensation expense was Nil compared to $25,613 during the three months ended June 30, 2009 as set out above. For the six months ended June 30, 2010, stock-based compensation expense was Nil compared to $1,326,834 during the six months ended June 30, 2009 as set out above. There were no stock options granted during the six months ended June 30, 2010, compared to 1,780,000 options that were granted with a fair value of $1,250,242 during the six months ended June 30, 2009.

INTEREST INCOME

For the three months ended June 30, 2010, interest income was $50,563 compared to $80,161 during the three months ended June 30, 2009 as set out above. For the six months ended June 30, 2010, interest income was $112,226 compared to $301,841 during the six months ended June 30, 2009 as set out above. The Company earns income on its cash and cash equivalents. The decreases were due to lesser principal amounts invested due to cash expenditures throughout the year and lower interest rates due to market conditions.

VALUATION OF INVESTMENT

Asset Backed Commercial Paper

The Company owns Asset Backed Notes (‘AB Notes’) with a face value of C$4,013,365. The Company has designated the notes as “available for sale” and the notes are recorded at fair value.

During the fiscal quarter, the fair market value of the AB Notes was positively impacted by a number of factors: credit market conditions, rising interest rates, and the passage of time.

The MAV2 Pooled Notes Classes A-1 and A-2 accrue interest at a rate of 3-month CDOR minus 50 basis points. Prior to this quarter, prevailing interest rates were very low and no interest payments were accrued by the Notes. In the most-recent quarter, rates rose as the Bank of Canada signalled and then enacted a rate hike. In assessing the fair value of the Notes, it had previously been predicted that they would not pay interest so long as the prevailing market interest rates persisted at very low levels. With the recent rate hike and accompanying rise in CDOR, this assumption has been removed and it is foreseen that the Notes will pay interest going forward. This change in assumption causes an increase the valuation of the A-1 and A-2 Notes.

During 2010, the Company received a principal pay-down on the A-1 Notes in the amount of $6,297. This payment resulted from a retroactive adjustment of errors made by the Administrator of the MAV Notes in 2009. The impact on overall valuation of the portfolio was minimal and considered immaterial.

The impact of these positive factors was an increase in fair market value in the period. As a result of this analysis, the Company has estimated the fair market value of its AB Notes investment to be C$2,461,068 as at June 30, 2010 (December 31, 2009 – C$2,267,560). Accordingly, the Company has recorded an unrealized gain of $183,716 in other comprehensive income (June 30, 2009 – $341,903).

The table below summarizes the Company's valuation.

Restructuring categories	C$ thousands			
	Face value	June 30/2010 C$ Fair value estimate*	Dec 31/2009 C$ Fair value estimate	Expected maturity date
MAV 2 Notes				
A1 (rated A)	1,960,231	1,475,816	1,388,866	12/20/2016
A2 (rated BBB)	1,630,461	919,309	826,653	12/20/2016
B	295,974	64,739	50,836	12/20/2016
C	120,402	1,204	1,205	12/20/2016
Total original investment	**4,007,068**	**2,461,068**	**2,267,560**	

* - the range of fair values estimated by the Company varied between C$2.2 million and C$2.7 million
 - the total United States dollars fair value of the investment at June 30, 2010 is $2,320,450 (Dec 31, 2009 - $2,166,597).

We believe we have utilized an appropriate methodology to estimate fair value. However, there can be no assurance that management's estimate of potential recovery as at June 30, 2010 is accurate. Subsequent adjustments, either materially higher or lower, may be required in future reporting periods.

Equity Method Investment

The Company has a 20% equity investment in a joint venture with Oyu Tolgoi LLC, a subsidiary of Ivanhoe Mines Ltd. (Note 6). At June 30, 2010, the Company's investment in the joint venture was $36,855 (June 30, 2009 - $Nil). The Company's share of the loss of the joint venture is $195,788 for the six months ended June 30, 2010 (June 30, 2009, - $22,454)

Australia Listed Equity Securities

At June 30, 2010, the Company held the following Australia listed securities:

	Shares	FMV
Peninsula Minerals Limited	34,650,000	$852,029
Zinc Co. Limited	300,000	43,243
		$895,272

(In United States dollars unless stated otherwise)

OUTLOOK

The Company is actively engaged in evaluating additional acquisition opportunities which are complementary to its existing projects, particularly large tonnage base and precious metal targets in eastern Asia and the Americas. Recent efforts have resulted in the acquisition of PacMag Metals and agreements with HoneyBadger, Bronco Creek and Taiga Consultants on projects in Nevada and British Columbia. The commodities the Company is most likely to pursue include copper, gold and molybdenum, which are often associated with large tonnage, porphyry related environments. Smaller, higher grade systems will be considered by the Company if they demonstrate potential for near-term production and cash-flow. If the Company is able to identify smaller, higher grade bodies that may be indicative of concealed larger tonnage mineralized systems, it may negotiate and enter into agreements to acquire them.

The Company feels confident that it has sufficient funds available for ongoing operations and possible future acquisitions.

SELECTED QUARTERLY DATA

	Three Months Ended June 30, 2010	Three Months Ended March 31, 2010	Three Months Ended December 31, 2009	Three Months Ended September 30, 2009
Exploration	$ 2,511,312	$ 1,108,364	$ 2,406,856	$ 2,722,656
General and administrative	808,638	1,066,608	3,591,718	888,319
Loss from operations	(3,319,950)	(2,174,972)	(5,998,574)	(3,610,975)
Interest income	50,564	61,419	62,758	33,142
Loss from equity investee	(153,177)	(42,611)	(103,960)	(43,094)
Net loss	$ (3,422,563)	$ (2,156,164)	$ (6,039,776)	$ (3,620,927)
Loss per share, basic and diluted	$ (0.04)	$ (0.02)	$ (0.06)	$ (0.04)

	Three Months Ended June 30, 2009	Three Months Ended March 31, 2009	Three Months Ended December 31, 2008	Three Months Ended September 30, 2008
Exploration	$ 2,840,854	$ 2,015,597	$ 4,236,000	$ 2,889,592
General and administrative	942,685	1,921,802	742,828	2,350,113
Loss from operations	(3,783,539)	(3,937,399)	(4,978,828)	(5,239,705)
Interest income	80,161	221,680	324,686	443,438
Loss from equity investee	(22,454)	-	(40,606)	(325,989)
Fair value adjustment to asset backed commercial paper	-	-	-	(844,537)
Net loss	$ (3,725,832)	$ (3,715,719)	$ (4,694,748)	$ (5,966,793)
Loss per share, basic and diluted	$ (0.04)	$ (0.04)	$ (0.05)	$ (0.06)

The 2010 field exploration season did not begin until the end of March resulting in lower explorations cost in the first quarter compared to the prior year. In last quarter of 2009 lower exploration cost were incurred than in the prior year due to a reduced work program in Mongolia. Interest income in 2010/2009 has decreased compared to 2008 due to a decrease in interest rates and a reduction in capital invested. General and administrative costs fluctuate throughout the year, primarily due to stock-based compensation expenses.

(In United States dollars unless stated otherwise)

LIQUIDITY

To date the Company has not generated significant revenues from its operations and is considered to be in the exploration stage. Working capital on hand at June 30, 2010 was $29,993,306 and is more than sufficient to finance budgeted exploration, general and administrative expense and investor relations for the next twelve months. Cash and cash equivalents were $30,163,995 at June 30, 2010. Working capital on hand is expected to exceed cash requirements for the ensuing year by approximately $16 million. At present, the Company is dependent on equity financing for additional funding if required. Should one of the Company's projects proceed to the mine development stage, it is expected that a combination of debt and equity financing would be available.

Under the terms of the joint venture, Entrée may be carried through to production, at its election, by debt financing from Ivanhoe Mines with interest accruing at Ivanhoe Mines' actual cost of capital or prime +2%, whichever is less, at the date of the advance.

Operating activities

Cash used in operations was $4,681,083 for the six months ended June 30, 2010 (June 30, 2009 - $5,987,197) and represents expenditures on mineral property exploration and general and administrative expense as described above for both periods.

Financing activities

Cash provided by financing activities during the six months ended June 30, 2010 and 2009 and common shares issued were as follows:

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009	Six Months Ended June 30, 2009
	Shares	Amount	Shares	Amount
Share Issue Costs	-	$ (147,228)	-	$ -
Exercise of stock options	925,303	1,522,682	50,000	49,266
Mineral property interest	-	-	20,000	-
	925,303	$ 1,375,454	70,000	$ 49,266

Investing activities

During the six months ended June 30, 2010, the Company expended $62,958 on equipment, primarily for exploration activities (June 30, 2009 - $34,904). Other investing activities for the six months ended June 30, 2010 consisted of a cash payment of $6,827,921 (June 30, 2009 – Nil) and $959,437 acquired relating to the PacMag transaction and cash and bond payments of $133,589 (June 30, 2009 – Nil) related to other mineral property interests.

(In United States dollars unless stated otherwise)

Table of Contractual Commitments

The following table lists as of June 30, 2010 information with respect to the Company's known contractual obligations.

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Year	Total
Office leases	$ 93,227	$ 43,037	$ -	$ -	$ 136,264
Total	$ 93,227	$ 43,037	$ -	$ -	$ 136,264

Outstanding share data

As at June 30, 2010, there were 113,429,018 common shares outstanding. In addition, there were 8,405,800 stock options outstanding with exercise prices ranging from C$1.32 to C$2.60 per share. There were no warrants outstanding at June 30, 2010. As at August 13, 2010, there were 113,531,418 common shares outstanding. In addition, there were 8,382,800 stock options outstanding with exercise prices ranging from C$1.32 to C$2.60 per share.

CAPITAL RESOURCES

The Company had no commitments for capital assets at June 30, 2010.

At June 30, 2010, the Company had working capital of $29,993,306 compared to $41,412,174 at June 30, 2009. In addition, the Company had an investment in asset backed commercial paper of $2,320,450 net of all adjustments. Budgeted expenditures for the year ending December 31, 2010 are approximately $11 million for exploration and $2 million for administration, net of interest and other income. Working capital on hand is expected to exceed cash requirements for the ensuing year by approximately $16 million.

The Company is committed to make lease payments for the rental of office space totalling $136,264 over the remaining two years of its five year office lease in Vancouver, an annual office lease in Beijing, an annual office lease in Yerington, and an annual lease for accommodations in Vancouver.

OFF-BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements except for the contractual obligation noted above.

TRANSACTIONS WITH RELATED PARTIES

The Company did not enter into any transactions with related parties during the six months ended June 30, 2010 (June 30, 2009 - Nil).

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 7 to the Financial Statements. Unlike other numbers in the accounts, this is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average future hold period of issued stock options before exercise, expiry or cancellation and (2) future volatility of the

Company's share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting value calculated is not necessarily the value the holder of the option could receive in an arm's-length transaction.

The Company's accounting policy is to expense exploration costs on a project by project basis consistent with United States GAAP. The policy is consistent with that of the other exploration companies that have not established mineral reserves. When a mineral reserve has been objectively established further exploration costs would be deferred. Management is of the view that its current policy is appropriate for the Company.

Under generally accepted accounting principles, the events and circumstances affecting ABCP since August 2007 constitute an indication of impairment and it is therefore necessary to carry ABCP at the lower of cost and estimated fair value. Fair value is estimated based on the results of a valuation technique that makes maximum use of inputs observed from markets, and relies as little as possible on inputs generated by the entity.

The Company has estimated the fair value of ABCP at June 30, 2010 using the methodology and assumptions outlined below. The fair value estimate of the New Notes to be received under the restructuring has been calculated based on information provided by the Pan Canadian Investor Committee as well as Ernst & Young, the Monitor of the restructuring.

The Company has applied its best estimate of prospective buyers' required yield and calculated the present value of the new notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values.

Restructuring costs are excluded from this valuation as it has been stated that the costs will be deducted from the accrued interest that the Company will receive shortly after the completion of the restructuring. Based on the fair value estimation, the Company has recorded an unrealized gain of $183,716 (June 30, 2009 - $341,903) for the six months ended June 30, 2010. There can be no assurance that the fair value estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods.

CHANGES IN ACCOUNTING POLICIES

A detailed summary of all of the Company's significant accounting policies and the estimates derived therefrom is included in Note 2 to the annual consolidated financial statements for the year ended December 31, 2009.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial assets and liabilities consist of cash and cash equivalents, investments, receivables, accounts payable and accrued liabilities and loan payable some of which are denominated in U.S. dollars, Mongolian Tugriks and Chinese Renminbi. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company minimizes its foreign exchange risk by maintaining low account balances in currencies other than the Canadian dollar. The Company does not currently have major commitments to acquire assets in foreign currencies; but historically it has incurred the majority of its exploration costs in foreign currencies.

OTHER MD&A REQUIREMENTS

Forward-Looking Statements

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking

(In United States dollars unless stated otherwise)

statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Risk

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. For a more extensive discussion of such risks and uncertainties, the reader should also refer to the section titled "Risk Factors" contained in the Company's Annual Information Form dated March 31, 2010 available on SEDAR at www.sedar.com.

There is no assurance that a commercially viable mineral deposit exists on any of the Company's properties, and further exploration is required before the Company can evaluate whether any such deposits exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if the Company is successful in identifying a mineral deposit, the Company would be required to spend substantial funds on further drilling and engineering studies before determining whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit).

The Company must comply with licence and permitting requirements. The Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on October 27, 2009. The Togoot exploration licence was converted to a mining licence on June 24, 2010. These licences now have a term of 30 years, with two potential extensions of 20 years each. These licences now have a term of 30 years, with two potential extensions possible of 20 years each. The total estimated annual fees in order to maintain the Shivee Tolgoi and Javhlant mining licences in good standing is $1,100,000. Approximately $600,000 of this amount would be subject to the joint venture with Ivanhoe Mines. The annual fee for maintaining the Togoot licence is $70,154.

Entrée is not presently a party to the Investment Agreement. Although Ivanhoe Mines has agreed under the terms of an equity participation and earn-in agreement dated 15 October 2004, between Ivanhoe Mines and Entrée, to use its best efforts to cause Entrée to be brought within the ambit of, made subject to and to be entitled to the benefits of the Investment Agreement, unless and until Entrée becomes a party of the Investment Agreement or otherwise receives confirmation from the Government of Mongolia, there can be no assurance that Entrée will be entitles to all of the benefits of the Investment Agreement, including stability with respect to taxes payable. In order to become a party to the Investment Agreement, the Government of Mongolia may require Entrée or the Entrée-Ivanhoe Joint Venture to agree to certain concessions, including with respect to the ownership of the Entrée-Ivanhoe Joint Venture or the scope of the lands to be covered by the Investment Agreement.

The Company must comply with environmental regulations that govern air and water quality and land disturbance and provide mine reclamation and closure costs.

The Company's financial success is subject to, among other things, fluctuations in copper and gold prices which may affect current or future operating results and may affect the economic value of its mineral resources. The Company's ability to obtain financing to explore for mineral deposits and to complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

The Company has not completed a feasibility study on any of its deposits to determine if its hosts a mineral resource that can be economically developed and profitably mined.

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the

(In United States dollars unless stated otherwise)

effectiveness of its disclosure and procedures as of December 31, 2009 and believes its disclosure controls and procedures are effective.

It is important to recognize that the Company has limited administrative staffing. As a result, internal controls and disclosure controls and procedures which rely on segregation of duties in many cases are not appropriate or possible. The Company relies heavily on senior management review and approval of disclosure documents to ensure that the controls are effective as possible.

Canadian Disclosure Standards in Mineral Resources and Mineral Reserves

The terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) CIM Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time by the CIM.

The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission ("SEC") Industry Guide 7. Under SEC Guide 7 standards, a "Final" or "Bankable" feasibility study is required to report reserves, the three year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.

Accordingly, information contained in this report and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

International Financial Reporting Standards

The Company has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS). The Company is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. The Company files its financial statements with both Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. The CSA Staff issued Staff Notice 52-321 “Early adoption of International Financial Reporting Standards, Use of US GAAP and References to IFRS-IASB” on June 27, 2008 which confirmed that domestic issuers that are also SEC registrants are able to continue to use US GAAP. Consequently, the Company is not required to convert to IFRS effective January 1, 2011.